EXHIBIT 11

RESEARCH MEDICAL, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS


                                              Year Ended June 30,
                                          1996      1995      1994

EARNINGS PER SHARE
Average shares outstanding               9,544,000    9,244,000   9,271,000

Net income                              $9,146,955  $7,445,005  $5,763,638


Earning per share                        $ .96     $ .81     $ .62





FULLY DILUTED
Average shares outstanding              9,544,000 9,244,000 9,271,000
Net effect of dilutive stock options
based on the treasury
stock method using period-end market
price, if higher
than average market price                 327,000    395,000      N/A
TOTAL                                   9,871,000  9,639,000    9,271,000




Net income                              $9,146,955  $7,445,005  $5,763,638




Earnings per share                       $ .93       $ .77       $ .62